                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No.: 333-30860

                     WORLDWIDE ENTERTAINMENT & SPORTS CORP.
                        6,574,842 Shares of Common Stock

         The 6,574,842 shares of common stock, par value $.01 per share, to which this prospectus relates are being offered, from time to time, on behalf of and for the account of stockholders of Worldwide Entertainment & Sports Corp. as identified below in the section entitled "Selling Stockholders." The shares are comprised of:

              o 4,399,842 shares of common stock which were issued in 1999 and in January 2000 to the selling stockholders in a private placement,

              o 375,000 shares underlying a warrant to purchase common stock granted by us to a selling stockholder as consideration for services rendered to us and as incentive compensation,

              o 900,000 shares of underlying warrants to purchase common stock and 900,000 shares of restricted common stock granted by us to our placement agent in our 1999 private placement.

         The distribution of the shares by the selling stockholders, or by pledgees, donees, distributees, transferees or other successors in interest, may be effected from time to time by underwriters who may be selected by the selling stockholders and/or broker-dealers, in one or more transactions on The Nasdaq SmallCap Market or other over-the-counter markets or, in special offerings, or secondary distributions under the rules of the over-the-counter markets. Some of these transactions may involve crosses and block transactions. Sales may be made in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. In connection with the distributions of the shares or otherwise, the selling stockholders may enter into hedging or option transactions with broker-dealers and may sell shares short and deliver the shares to close out those short positions. We have agreed to indemnify the selling stockholders, underwriters who may be selected by the selling stockholders and some other persons against some liabilities, including liabilities under the Securities Act of 1933, as amended. See "Selling Stockholders" and "Plan of Distribution.

         These securities involve a high degree of risk. See page 2 for "Risk Factors."

                             ---------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         We have agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the shares being offered. The selling stockholders will bear all brokerage commissions and other similar expenses. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us.

         The common stock being offered by means of this prospectus by the selling stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this prospectus. Brokers or dealers effecting transactions in the common stock should confirm the registration of the common stock under the securities law of the state in which the transactions occur, or the existence of any exemption from registration.

         The common stock is listed for trading on The Nasdaq SmallCap Market. On May 30, 2000, the closing bid price of the common stock as reported by The Nasdaq SmallCap Market was $1.00 per share.

                   The date of this prospectus is May 30, 2000

                                TABLE OF CONTENTS

RISK FACTORS...................................................................2
We have always had operating losses............................................2
We are shifting a significant part of our strategy to a new business plan......3
Our common stock may be de-listed from NASDAQ.  ...............................3
If we lose our NASDAQ listing, our common stock will be considered a penny stock..................................................................3
Our business depends heavily on personal relationships.........................4
The performance of our athletes greatly influences our operating results.......4

THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS............................4

OTHER CONSIDERATIONS...........................................................4

RECENT DEVELOPMENTS............................................................5

USE OF PROCEEDS................................................................7

SELLING STOCKHOLDERS...........................................................7

PLAN OF DISTRIBUTION...........................................................9

LEGAL MATTERS.................................................................10

EXPERTS.......................................................................10

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION ABOUT WORLDWIDE...................10

                                  RISK FACTORS

         Before you invest in the common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risks as well as the more detailed information contained in this prospectus and in the documents incorporated in this prospectus by reference, before making a decision to invest in the common stock offered by means of this prospectus.

WE HAVE ALWAYS HAD OPERATING LOSSES.

         We have never been profitable. We incurred operating losses of approximately $10.6 million, $4.1 million and $3.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. As of December 31, 1999, we had an accumulated deficit of approximately $20.9 million. Our accountants included a "going concern" opinion in their report on our December 31, 1999 financial statements. As of March 31, 2000, we had an accumulated deficit of approximately $24.2 million. For the three months ended March 31, 2000, Worldwide incurred an operating loss of $3.3 million. We will continue to incur losses until one or more of our boxers receives bout purses large enough at least to offset our operating costs or until we generate significantly increased revenues from our Internet, agency, marketing or memorabilia businesses. We have taken steps to reduce operating expenses, including reducing the number of employees at Sportcut.com. Our future operations may or may not be profitable. Our success must be considered in light of the difficulties and risks inherent in the creation and development of businesses which are dependent upon the athletic and artistic performance of individuals and upon the level of popularity attained by such individuals with the general public. We cannot guarantee that our boxers' earnings will increase significantly, that we will attract a sufficient number of additional professional athletes, or that we will be able to commercially exploit those currently under contract, such that we will ever achieve profitable operations.

WE ARE SHIFTING A SIGNIFICANT PART OF OUR STRATEGY TO A NEW BUSINESS PLAN.

         Worldwide recently announced a new strategy of building a comprehensive portfolio of Internet businesses related to sports and entertainment. Although this new strategy is intended to leverage Worldwide's significant experience in the sports and entertainment business, Worldwide has almost no operating history with respect to the Internet. There can be no assurance that Worldwide will be able to effectuate its business plan successfully, that revenue growth will occur once the plan is enacted, that any of the Internet businesses will be profitable at any time in the future or that, once they have achieved profitability, they will be able to sustain it. Worldwide incorporated Sportcut.com, Inc. in April 1999, its first attempt to create and manage an interactive Internet e-commerce business. Sportcut.com launched its website in November 1999 and has had only a limited operating history. One of Worldwide's subsidiaries recently acquired the Houseofboxing.com website in February 2000. Worldwide anticipates that these businesses will not achieve substantial operating revenues until after they have developed their business and established relationships with customers or others who will purchase the products and services these businesses intend to provide. Worldwide expects that these businesses will incur substantial net losses for the foreseeable future

OUR COMMON STOCK MAY BE DE-LISTED FROM NASDAQ.

         The Board of Governors of the National Association of Securities Dealers, Inc. has established standards for the initial quotation and continued quotation of a security on NASDAQ. The maintenance requirements for continued quotation require, among other things, a company to have a minimum bid price of $1.00 and either $2,000,000 of net tangible assets or market capitalization of $35,000,000 or $500,000 net revenue in its latest fiscal year or in two of its last three fiscal years. In addition, a company must have two market makers for its securities and have a public float of at least 500,000 shares. There can be no assurance that Worldwide will continue to satisfy the requirements for maintaining a NASDAQ quotation. Our stock has recently traded below $1.00 per share for several days. In addition, recent proposals that would impose more strict compliance standards if enacted would make it more difficult to maintain NASDAQ quotation for Worldwide's common stock. If Worldwide's common stock were to be excluded from NASDAQ, it would adversely affect the prices of our securities and the ability of holders to sell them, and Worldwide would be required to comply with the initial listing requirements to be re-listed on NASDAQ.

IF WE LOSE OUR NASDAQ LISTING, OUR COMMON STOCK WILL BE CONSIDERED A PENNY
STOCK.

         If our common stock were to become delisted from trading on the Nasdaq SmallCap Market and our common stock trading price were below $5.00 per share, trading in the common stock would be subject to the requirements of rules under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers or any trades involving a penny stock. A penny stock is generally defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require in general that, prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Therefore, the additional burdens imposed upon broker-dealers by these requirements could, in the event the common stock were deemed to be a penny stock, discourage broker-dealers from effecting transactions in the common stock which could severely limit the market liquidity of the common stock.

OUR BUSINESS DEPENDS HEAVILY ON PERSONAL RELATIONSHIPS.

         Worldwide is highly dependent on Marc Roberts, our President and Chief Executive Officer, Charles Koppelman, Chairman of Sportcut.com, Jordan Schlachter, Chief Executive Officer of Sportcut.com and Gary Randall, President of HOB.com. Although Worldwide has entered into a five-year employment agreement with Mr. Roberts expiring January 1, 2001, and has obtained a $2,000,000 key person life insurance policy on Mr. Roberts' life, the loss of the services of Mr. Roberts the loss of the services of Mr. Roberts without a suitable replacement in place would likely have a material adverse effect on our business. Mr. Koppelman has agreed to be Chairman of Sportcut.com for a three year term commencing in October 1999. Mr. Koppelman's experience and contacts in the entertainment business are very valuable to the growth of Sportcut.com and HOB.com. In addition, Jordan Schlachter, the Chief Executive Officer of Sportcut.com is instrumental in the day-to-day operations of Sportcut.com in the execution of its business plan, with substantial financial planning and marketing experience based upon his background as a former NBA executive. Both Mr. Koppelman and Mr. Schlachter are essential to the continued development of Sportcut.com's business and to assure continuity in such business which are essential to the ability of Sportcut.com to attract funding for its operations. In addition, Mr. Gary Randall, the founder of HOB.com, is critical in the continued operations and growth of HOB.com. Mr. Randall recently signed a five year employment agreement with HOB.com.

         Furthermore, a corporation cannot be a signatory as a player's representative in either NFL or NBA player representation agreements. Therefore, Worldwide depends upon retaining its relationships with the registered agent it employs to sustain our relationships with the team-sports athletes. The employment agreements Worldwide has with each of its current and former registered player agents provide for a sharing of agency fees in the event of a termination of the agent's employment. The loss of the services of any of these registered player agents may hamper our business efforts in a given sport. For example, our effectiveness in professional basketball was reduced when our NBA player's agent's employment ended.

THE PERFORMANCE OF OUR ATHLETES GREATLY INFLUENCES OUR OPERATING RESULTS.

         Because a high percentage of our revenues come from a specified percentage of the income generated by our clients and events, both the amount of our revenues and the likelihood that we will continue to receive revenues depends upon the professional success of athletes, and the continued popularity of professional sports. Our potential clients' income levels, both boxers and team sport athletes, and therefore our revenues, can be subject to wide fluctuations, in most cases due to circumstances beyond our control.

               THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS

         Some of the statements in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be significantly different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the use of the words "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                              OTHER CONSIDERATIONS

COMPETITION

              Worldwide's various sports agency businesses each face significant competition in obtaining and maintaining management relationships with athletes. While the sports agency market is comprised of numerous registered agents and business managers, the industry is dominated by a small number of agencies which manage the more successful and marketable athletes. A great many of these agencies have significantly greater financial and personnel resources and recognition in the industry than we have. There can be no assurance that Worldwide will be able to compete effectively in these markets. Since our October 1996 initial public offering, additional companies, for example SFX Entertainment, Inc., have become public companies and have contributed to a consolidation of sports management and marketing agencies. In addition, our clients face intense competition in achieving success and recognition in their respective sports. There can be no assurance that any of our clients will achieve or sustain success or realize the financial rewards thereof. Likewise, our Internet business operates in an environment that is extremely volatile and fast paced. Some of our Internet competitors will be more highly financed and better placed to take advantage of such a climate. There can be no assurance of the commercial success of our proposed Internet business or, if successful, our ability to maintain it or protect it from competition.

    VOLATILITY OF OUR STOCK PRICE.

         The average daily trading volume of the common stock has generally been low, which Worldwide believes has had a significant effect on the historical market price of the common stock which has fluctuated between $4.44 and $0.81 per share since January 1, 1999. As a result, the market price has been highly volatile and may not be indicative of the market price in a more liquid market. The market price of the common stock could be subject to significant fluctuations in response to a number of factors, including the depth and liquidity of the market for the common stock, investor perception of Worldwide and general economic and other conditions, that may or may not relate to Worldwide's performance.

CONCENTRATION OF OWNERSHIP.

         Our executive officers and directors beneficially own approximately 27.5% of our outstanding common stock. Consequently, our executive officers and directors will have substantial influence on the outcome of any matters submitted to our stockholders for approval, including the election of directors.

DIVIDENDS.

         We have not paid dividends on the common stock since its inception. We intend to reinvest any earnings in its business to finance future growth. Accordingly, the board of directors does not anticipate declaring any cash dividends in the foreseeable future. In addition, under the terms of our financing facility, we are prohibited from paying cash dividends.

POSSIBLE FUTURE DILUTION.

          Holders of our outstanding options and warrants may be able to purchase shares of common stock at prices substantially below the then-current market price of our common stock with a resultant dilution in the interests of the existing stockholders. In addition, the exercise of outstanding derivative securities and the subsequent public sales of common stock by holders of these securities under this prospectus or another registration statement effected at their demand, under Rule 144 or otherwise, could hurt the market for and price of our securities.

NEED FOR ADDITIONAL CAPITAL.

         Worldwide's capital requirements have been and will continue to be significant. Worldwide has been dependent primarily on sales of equity securities to supplement revenues from operations in order to fund its capital requirements to date. Although we have recently raised approximately $1.1 million in a private placement, we may be required to seek additional equity or debt financing to fund the costs of our operations.

                               RECENT DEVELOPMENTS

POSSIBLE MANAGEMENT CHANGES

         Our board of directors has been engaged in a search for a new chief executive officer and other high-level management positions. On May 3, 2000, the board authorized Marc Roberts to take actions to consummate employment agreements with Robert Gutkowski, the former president of Madison Square Garden Network, and two others. Potential purchasers of Worldwide's securities are encouraged to review news reports and press releases for further information about developments that may occur following the date of this prospectus and to obtain any filings we may make with the SEC subsequent to the date of this prospectus.

PRIVATE PLACEMENT

         In May 2000, Worldwide issued 1,146,003 shares of its common stock and warrants to purchase the same number of shares in a private placement and received gross proceeds of $1,122,500. Worldwide and its placement agent, Janssen Partners, Inc., are continuing to raise additional funds through the sale of additional securities of Worldwide.

EXECUTIVE COMPENSATION

         On April 4, 2000, Worldwide's board approved a grant to Charles Koppelman of 1,000,000 restricted shares of common stock and a five-year warrant to acquire 125,000 shares of common stock of Worldwide at an exercise price of $1.66.

         The board also granted five-year options to acquire shares of common stock of Worldwide at an exercise price of $1.66 to the following directors and executive officers:

                   Marc Roberts              300,000 shares
                   Harvey Silverman          300,000 shares
                   Herbert Kozlov            200,000 shares
                   Allan Cohen               200,000 shares
                   Roy Roberts               200,000 shares

         In addition, the Board also granted a five-year option to Keith Hutt to acquire 100,000 shares of common stock of Worldwide at an exercise price of $1.66 per share.

                                 USE OF PROCEEDS

         The shares of common stock being offered by means of this prospectus are for the account of the selling stockholders. Accordingly, Worldwide will not receive any of the proceeds from the sale of the shares by the selling stockholders. See "Selling Stockholders." However, to the extent that the shares being offered by this prospectus consist of warrants or options, Worldwide will receive the exercise price of the warrants or options. Any proceeds received from the exercise of warrants or options will be used for general corporate purposes, including working capital.

                              SELLING STOCKHOLDERS

         The table below sets forth information as of the date of this prospectus, concerning the beneficial ownership of our common stock by each selling stockholder. The table assumes that all of the shares being offered will be sold. Because the selling security holders may sell all, some or none of the shares that he, she or it holds, the actual number of shares held by the selling security holder before or after this offering may vary. In addition, the number of shares of common stock that may actually be sold by the selling stockholders will be determined by the selling stockholders, and may depend upon a number of factors, including, among other things, the market price of our common stock. All information concerning beneficial ownership has been furnished by the selling stockholders or by American Stock Transfer & Trust Company, Worldwide's transfer agent.

                                    SHARES OF COMMON   SHARES OF COMMON   SHARES OF COMMON
                                       STOCK OWNED       STOCK OFFERED       STOCK OWNED
                                     BEFORE OFFERING    IN THE OFFERING    AFTER OFFERING
                                     ---------------    ---------------    --------------
NAME OF STOCKHOLDERS                     NUMBER             NUMBER       NUMBER    PERCENT
--------------------                     ------             ------       ------    -------
Jim Agate                                39,310             39,310         0           *
Arbor Investments Associates LLC         39,310             39,310         0           *
Bob Bauers                               39,310             39,310         0           *
Dave Burr                                78,741             78,741         0           *
CBV Partners                             39,310             39,310         0           *
Gary Duncan                              78,741             78,741         0           *
Lang Elliott                             39,310             39,310         0           *
Bob Garvy                                39,310             39,310         0           *
Peter Janssen                           196,848            196,848         0           *
Jeffrey Joseph                           78,741             78,741         0           *
Stanley Katz                             78,741             78,741         0           *
Bruce MacNaughton                        39,310             39,310         0           *
Robert Maxon                             78,741             78,741         0           *
Mark Reed                                73,557             73,557         0           *
Article Ninth Trust                     196,848            196,848         0           *
Steven Wax                               78,741             78,741         0           *
Todd Wyett                               19,685             19,685         0           *
D.H. Blair Investment Banking Corp       78,740             78,740         0           *
Anthony Gentile                          39,370             39,370         0           *
James Gierczyk                           78,740             78,740         0           *
Richard Haughwout                        59,055             59,055         0           *
Douglas Mahler                           39,370             39,370         0           *
Olimpia Maronak                          19,685             19,685         0           *
Connie Maniatty                          78,740             78,740         0           *
Denis Nayden                            470,823            186,567         0           *
Dalewood Associates LP                   39,370             39,370         0           *

                                    SHARES OF COMMON   SHARES OF COMMON   SHARES OF COMMON
                                       STOCK OWNED       STOCK OFFERED       STOCK OWNED
                                     BEFORE OFFERING    IN THE OFFERING    AFTER OFFERING
                                     ---------------    ---------------    --------------
NAME OF STOCKHOLDERS                     NUMBER             NUMBER       NUMBER    PERCENT
--------------------                     ------             ------       ------    -------
David Platt                              78,740             78,740            0         *
Oscar Investment Fund, LP               314,960            314,960            0         *
John Tortorella                          39,370             39,370            0         *
William Walters IRA                      39,370             39,370            0         *
Ralph Webber                             78,740             78,740            0         *
John Friede                             136,986            136,986            0         *
David Gerstenhaber                      684,932            684,932            0         *
Argonaut Oscar Investment Fund, LP       20,377             20,377            0         *
Quota Rabbico II, Ltd.                  438,973            438,973            0         *
Argonaut Partnership LP                 122,842            122,842            0         *
Harpel Partners, LP                      89,863             89,863            0         *
Harpel Select Growth                     20,000             20,000            0         *
Harpel Family Partnership                18,630             18,630            0         *
Harpel International                      8,493              8,493            0         *
Loretta Hirschfield                      68,493             68,493            0         *
George Jordan                            17,123             17,123            0         *
Burton Koffman                           68,493             68,493            0         *
Gaines Berland                          102,740            102,740            0         *
Jack Silver                             342,466            342,466            0         *
Thomas Esterquest                        60,606             60,606            0         *
Patrick Shay                             15,152             15,152            0         *
William G. Walters                       75,758             75,758            0         *
Charles Koppelman                     1,925,000            375,000    1,550,000     7.74%
Janssen Partners, Inc.                  859,000            859,000            0         *
Robert H. Cohen                           5,000              5,000            0         *
Julia Venturino                          20,000             20,000            0         *
Steven B. Nelson                          5,000              5,000            0         *
Michael P. Benvenuto                     10,000             10,000            0         *
Barrie Goldstein                          1,000              1,000            0         *

---------------------
*Less than 1%.

Charles A. Koppelman has been a director of Worldwide since June 1999 and chairman of the board of Sportcut.com, Inc., Worldwide's subsidiary. Janssen Partners, Inc. served as private placement agent for Worldwide's 1999 private placement. Peter Janssen is a principal of Janssen Partners, Inc. Janssen Partners, Inc. requested that a portion of the warrants it was to receive in connection with its compensation for the private placement be issued to each of Robert H. Cohen, Julia Venturino, Steven B. Nelson, Michael P. Benvenuto and Barrie Goldstein.

                              PLAN OF DISTRIBUTION

         The selling stockholders or their pledgees, donees, distributees, transferees or other successors in interest may sell their shares from time to time. Sales may be effected from time to time by underwriters who may be selected by the selling stockholders and/or broker-dealers, in one or more transactions on The Nasdaq SmallCap Market or other over-the-counter markets or, in special offerings, or secondary distributions under the rules of the over-the-counter markets. Some of these transactions may involve crosses and block transactions. Sales may be made in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. In addition, any shares covered by this prospectus that qualify for sale under Section 4(1) of the Securities Act of 1933 or SEC Rule 144 may be sold under those provisions rather than by means of this prospectus. Among other ways, the shares may be sold in one or more of the following types of transactions:

              o a block trade in which a broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

              o    purchases by a broker or dealer as principal;

              o an exchange distribution in accordance with the rules of the specific exchange;

              o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

              o face-to-face transactions between sellers and purchasers without a broker-dealer.

In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales.

         In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions. In connection with hedging transactions, participants may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out their short positions. The selling stockholders may also enter into option or other transactions. The selling stockholders may also pledge the shares registered in connection with this prospectus to a broker or dealer and upon a default, the pledgor may effect sales of the pledged shares by using this prospectus.

         Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder in amounts to be negotiated in connection with the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with sales. Any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

         Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, is acting as principal or agent for the selling stockholder, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or through that dealer or broker.

         Worldwide has advised the selling stockholders that during any time as it may be engaged in a distribution of the shares included in this prospectus, they are required to comply with Regulation M under the Securities Exchange Act of 1934. In general, Regulation M precludes the selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

         Worldwide anticipates that the selling stockholders will offer all of their shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, any sales, or the possibility thereof, may depress the market price of the common stock.

                                  LEGAL MATTERS

         Some legal matters in connection with the securities being offered in this prospectus will be passed upon for Worldwide by Parker Duryee Rosoff & Haft, New York, New York 10017. Herbert F. Kozlov, a member of that law firm, is the secretary and a director of Worldwide.

                                     EXPERTS

         The consolidated financial statements of Worldwide and its subsidiaries included in Worldwide's annual report on Form 10-KSB for the year ended December 31, 1998 incorporated in this prospectus by reference have been audited by Friedman Alpren & Green. These statements are incorporated in this prospectus by reference in reliance upon the report of that firm given upon the authority of members of that firm as experts in accounting and auditing.

           WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION ABOUT WORLDWIDE

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any of the information on file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Copies of the filed documents can be obtained by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filed documents are also available to the public at the SEC's Web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered are sold:

         (a) Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999; and

         (b)  Our Quarterly Report on Form 10-QSB, filed on May 15, 2000.

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

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         You can request, and we will send to you, without charge, copies of documents that are incorporated by reference in this prospectus but which are not delivered to you (other than exhibits to documents which are not specifically incorporated by reference). You may request these copies by writing or telephoning Marc Roberts, President, Worldwide Entertainment Sports Corp., 29 Northfield Avenue, West Orange, New Jersey 07052; telephone number (973) 325-3244.

         You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

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